FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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China Distance Education Holdings Limited

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated November 16, 2011	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/s/ Ping Wei
Name:	Ping Wei
Title:	Chief Financial Officer

Date: November 17, 2011

Exhibit 99.1

CHINA DISTANCE EDUCATION HOLDINGS LIMITED REPORTS

FOURTH QUARTER AND FISCAL YEAR 2011 RESULTS

Fourth quarter revenue from continuing operations increased by 18.2% year-over-year;

Fourth quarter total course enrollments increased 33.7% year-over-year to 536,000

BEIJING, China, November 16, 2011 — China Distance Education Holdings Limited (NYSE: DL) (“CDEL”, or the “Company”), a leading provider of online education in China focusing on professional education, reported today its unaudited financial results for the fourth quarter and fiscal year ended September 30, 2011.

Fourth Quarter Fiscal 2011 Business and Financial Highlights:

•	Total course enrollments from continuing operations were 536,000, an increase of 33.7% from the fourth quarter of fiscal 2010.

•	Net revenues from continuing operations increased 18.2% over the fourth quarter of fiscal 2010 to US$13.1 million.

•	Gross profit from continuing operations increased 6.3% over the fourth quarter of fiscal 2010 to US$6.8 million.

•	Non-GAAP[1] gross profit from continuing operations increased 11.2% over the fourth quarter of fiscal 2010 to US$7.7 million.

•

Gross profit margin from continuing operations was 51.7%, compared to 57.4% in the fourth quarter of fiscal 2010. Non-GAAP[1] gross margin from continuing operations was 58.6%, compared to 62.3% in the same period last year.

•

Operational loss from continuing operations was US$0.6 million, compared to operating income of US$0.9 million in the fourth quarter of fiscal 2010. Non-GAAP operating income from continuing operations was US$2.5 million, a 3.7% increase from the fourth quarter of fiscal 2010.

•	Net loss was US$4.1 million, compared to net loss of US$2.1 million in the fourth quarter of fiscal 2010.

•	Non-GAAP[1] net income was US$0.9 million, compared to non-GAAP[1] net income of US1.3 million in the fourth quarter of fiscal 2010.

•

Basic and diluted net loss per American Depositary Share (“ADS”) were US$0.128 compared to basic and diluted net loss per ADS of US$0.060 for the fourth quarter of fiscal 2010. Each ADS represents four ordinary shares.

•	Basic and diluted non-GAAP[1] net income per ADS were US$0.030, compared to basic and diluted non-GAAP[1] net income per ADS of US$0.038 for the fourth quarter of fiscal 2010.

•	Deferred revenue and refundable fees balance was US$10.4 million, a 14.6% increase from the balance of the fourth quarter of fiscal 2010.

Fiscal Year 2011 Business and Financial Highlights:

Compared to the fiscal year 2010 results,

•	Total course enrollments from continuing operations were 1,601,000, representing a 32.2% increase.

•	Net revenues from continuing operations increased 27.6% to US$41.6 million.

•	Gross profit from continuing operations increased 27.3% to US$21.9 million.

•	Non-GAAP[1] gross profit from continuing operations increased 25.9% to US$23.9 million.

•

Operational loss from continuing operations was US$0.6 million, compared to operating loss of US$0.6 million in fiscal 2010. Non-GAAP operating income from continuing operations was US$6.6 million, a 65.1% increase from fiscal 2010.

•	Net loss increased 100.3% to US$3.8 million.

•	Non-GAAP[1] net income increased 13.3% to US$5.2 million.

•	Basic and diluted net loss per ADS were US$0.114, compared to basic and diluted net loss per ADS of US$0.055 for fiscal year 2010.

•	Basic and diluted non-GAAP[1] net income per ADS were US$0.155 and US$0.154, respectively, compared to basic and diluted non-GAAP[1] net income per ADS of US$0.133, for fiscal year 2010.

Recent Business and Financial Highlights

•	On September 27, 2011, following consideration and approval by the Company’s compensation committee, the board of directors determined:

•

To revise the exercise price of 8,066,700 and 1,398,300 options under the Share Incentive Plan that we had adopted on April 18, 2008 from $0.82 to $0.615, which equaled the per share value of the Company’s ADS on the NYSE at the close of trading on September 27, 2011, and zero per share, respectively. Furthermore, the re-priced options had been accelerated to be fully vested on the same day.

•

To grant 1,000,600 and 400,000 options to employees and five non-executive directors, respectively, at an exercise price of $0.615 per share, which equaled the per share value of the Company’s ADS on the NYSE at the close of trading on September 27, 2011. The vesting term of the 1,000,600 options granted to employees is two years, with four equal semi-annual installments while the 400,000 options granted to five non-executive directors had been fully vested on the same day.

•	To provide three-years interest free recourse loans to employees and lecturers to exercise the options.

The Company’s compensation committee and the board of directors carefully considered the decision to modify the terms of the share options, grant new options, and provide interest free recourse loans, and determined that taking such actions were important to the Company’s ability to retain and motivate its officers, employees and lecturers.

Commenting on the results, Mr. Zhengdong Zhu, CDEL Chairman and Chief Executive Officer said, “We concluded fiscal year 2011 with healthy fourth quarter results that exceeded our revenue guidance before adjusting for the revenue from a business unit that is to be discontinued within a year, capping a year of consistent execution on a financial and operational basis. Our fourth quarter results were supported by steady revenue growth across our core online education courses. We believe that the underlying demand for our core education services will remain strong, and we expect to see continuous growth in the year ahead.

Throughout fiscal year 2011, we focused on two main imperatives: the delivery of consistent results and the execution of our strategy to realize the full potential of our unique business model and operating platform. Our full year results proved that we succeeded in delivering growth in revenue and non-GAAP1 operational income from continuing operations on a year-over-year basis. Through various strategic investments in high quality educational content and delivery channels, we have also created a more comprehensive educational platform which leverages the inherently scalable nature of our online network and our extensive experience in developing and disseminating educational content.

We believe the investments we have made position us well to capitalize on the numerous opportunities in the Chinese education market. In light of our healthy growth, we have decided to modify the terms of our existing share options and grant additional options to our employees and lecturers in an effort to award and retain our valuable employees and lecturers who are critical to our future success.”

Ms. Ping Wei, Chief Financial Officer of CDEL, commented, “As we continue to grow our businesses, we continue to realign our resources to focus on where we believe most of our future growth and shareholder value will come from. Part of this effort will result in the discontinuation of certain of our business segments. Our financial results for fiscal year 2011 were negatively affected by this decision. However, we believe that this action will help us maintain our focus on the areas of greatest strategic significance in the long term.

Throughout fiscal year 2011, we operated in an inflationary environment. In addition, we again provided US$1.2 million of bad debt provision due to the slow collection of some accounts. While we strived to control our costs and expenses, our margins on a non-GAAP1 level were negatively affected. Going forward, we will maintain our efforts in cost controls and we still expect to achieve margin increase from our continuing operations in fiscal year 2012.”

Fiscal Fourth Quarter 2011 Unaudited Financial Results

Net Revenues. Total net revenues from continuing operations for the fourth quarter of fiscal 2011 were US$13.1 million, representing a year-over-year increase of 18.2% from US$11.1 million in the fourth quarter of fiscal 2010.

Online education services net revenues for the fourth quarter of fiscal 2011 were US$9.9 million, an increase of 24.4% from the fourth quarter of fiscal 2010. This increase was a result of increased revenue in accounting certificate exams, CPA examinations, healthcare and construction engineering courses.

Net revenues from books and reference materials decreased by 22.7% year-over-year to US$1.3 million in the fourth quarter of fiscal 2011. In 2011, we adopted new approach to allocate revenue amounts between study cards and books for certain bundled arrangements, which resulted in a decrease of $0.3 million, or 3.3%, in book revenue and a corresponding increase of $0.3 million in online revenue in this quarter.

Net revenues from others increased 31.4% year-over-year to US$1.9 million for the fourth quarter of fiscal 2011 from US$1.5 million in the corresponding period of last year. The increase was a result of increased revenues from offline business start-up training courses provided by Zhengbao Yucai and other off-line supplementary training courses.

Cost of Sales. Cost of sales for the fourth quarter of fiscal 2011 was US$6.3 million, representing a 34.3% increase over the fourth quarter of fiscal 2010. Non-GAAP1 cost of sales for the fourth quarter of fiscal 2011 was US$5.4 million, an increase of 29.7% over the same period last year. The increase in cost of sales as compared to the same period last year was primarily due to increased salaries and related expenses, lecturer fees, and rent and related expenses.

Gross Profit and Gross Margin. Gross profit for the fourth quarter of fiscal 2011 was US$6.8 million, representing a 6.3% increase from US$6.4 million in the same period last year. Non-GAAP1 gross profit was US$7.7 million, an increase of 11.2% year-over-year. Gross profit margin for the fourth quarter of fiscal 2011 was 51.7%, compared to 57.4% in the fourth quarter of fiscal 2010. Non-GAAP1 gross profit margin for the fourth quarter of fiscal 2011 was 58.6%, compared to 62.3% in the same period of 2010. The decrease in non-GAAP1 gross margin was primarily a result of increased lecturer fees, and rent and related expenses.

Operating Expenses. Total operating expenses for the fourth quarter of fiscal 2011 were US$7.4 million, an increase of 35.8% year-over-year. Non-GAAP1 operating expenses were US$5.2 million, representing a year-over-year increase of 15.2%.

Selling expenses amounted to US$2.5 million for the fourth quarter of fiscal 2011, representing a 52.6% increase year-over-year. Non-GAAP1 selling expenses were US$2.1 million, a 51.4% increase from the same period last year as a result of increased salaries and related expenses, advertising and promotional activities, and commissions to our agents due to the increase in sales.

General and administrative expenses were US$4.9 million in the fourth quarter of fiscal 2011, representing a 34.5% year-over-year increase. Non-GAAP1 general and administrative expenses were US$3.1 million, a decrease of 1.3% year-over-year. The decrease in non-GAAP general and administrative expenses year-over-year was primarily due to decreased bad debt provision for outstanding receivables, in accordance with our accounting policy, which was partially offset by increased professional fees.

Income Tax Expenses. Income tax expenses was US$0.8 million for the fourth quarter of fiscal 2011, compared with income tax expenses of US$1.0 million in the same period last year.

Net (Loss) Income from continuing operations. Net loss from continuing operations was US$1.2 million for the fourth quarter of fiscal 2011, compared to net income of US$0.2 million in the same period of 2010. Non-GAAP1 net income from continuing operations for the fourth quarter of fiscal 2011 was US$1.9 million, compared to non-GAAP1 net income of US$1.6 million in the corresponding quarter in 2010.

Loss from discontinued operations. Net loss from discontinued operations was US$3.0 million for the fourth quarter of fiscal 2011, compared to net loss of US$2.2 million in the same period last year. Non-GAAP1 net loss from discontinued operations for the fourth quarter of fiscal 2011 was US$1.0 million, compared to non-GAAP1 net loss of US$0.2 million in the corresponding quarter in 2010.

Net Income/Loss. Net loss was US$4.1 million for the fourth quarter of fiscal 2011, compared to net loss of US$2.1 million in the same period last year. Non-GAAP1 net income for the fourth quarter of fiscal 2011 was US$0.9 million, compared to non-GAAP1 net income of US$1.3 million in the corresponding quarter in 2010.

Operating Cash Flow. Net operating cash inflow for the fourth quarter of fiscal 2011 was US$4.4 million, compared to a net operating cash inflow of US$4.8 million in the same period last year, primarily due to the decrease in deferred revenue, partially offset by the contribution of increased net income before non-cash items, decrease in prepayment and other current assets, and increase in accrued expenses and other liabilities.

Cash and Cash Equivalents, Term Deposit and Restricted Cash. Cash and cash equivalents, term deposit and restricted cash from continuing operations increased to US$60.3 million as of September 30, 2011 from US$58.0 million as of June 30, 2011 as we continued to generate cash flow from operations, partially offset by the purchase of property, plant and equipment, intangible assets, and repurchased of shares worth US$1.3 million as part of our share repurchase program.

Fiscal Year 2011 Unaudited Financial Results

Net Revenues. Total net revenues increased by 27.6% to US$41.6 million for the fiscal year 2011, from US$32.6 million in the fiscal year 2010.

Online education services net revenues for the fiscal year 2011 increased by 28.4% to US$30.8 million from US$24.0 million in the fiscal year 2010.

Net revenues from books and reference materials for the fiscal year 2011 increased by 20.4% to US$4.7 million from US$3.9 million in the fiscal year 2010. In addition, net revenue from others increased by 29.5% year-over-year to US$6.0 million.

Cost of Sales. Cost of sales increased by 27.9% to US$19.6 million for the fiscal year 2011, from US$15.4 million in the fiscal year 2010. Non-GAAP1 cost of sales for the fiscal year 2011 was US$17.6 million, a 30.0% increase over the previous year.

Gross Profit and Gross Margin. Gross profit increased by 27.3% to US$21.9 million for the fiscal year 2011 from US$17.2 million in the fiscal year 2010. Non-GAAP1 gross profit was US$23.9 million, a 25.9% increase from the fiscal year 2010. Gross profit margin for the fiscal year 2011 was 52.8%, down slightly from 52.9% in the fiscal year 2010. Non-GAAP1 gross profit margin for the fiscal year 2011 was 57.6%, compared to 58.4% in the fiscal year 2010.

Operating Expenses. For the fiscal year 2011, total operating expenses increased by 29.2% to US$23.1 million from US$17.9 million in the fiscal year 2010. Non-GAAP1 operating expenses were US$18.0 million, an increase of 18.8% from the fiscal year 2010.

For the fiscal year 2011, selling expenses increased by 36.2% to US$9.8 million compared to US$7.2 million in the fiscal year 2010. Non-GAAP1 selling expenses were US$9.1 million, a 37.6% increase from the previous year.

For the fiscal year 2011, general and administrative expenses increased by 15.9% to US$12.2 million compared to US$10.5 million in the fiscal year 2010. Non-GAAP1 general and administrative expenses were US$8.9 million, a 4.3% increase from the previous year.

Income Tax Expense. For the fiscal year 2011, income tax expense was US$1.0 million compared to an income tax expense of US$0.6 million in the fiscal year 2010.

Net (Loss) Income from continuing operations. Net loss from continuing operations was US$0.5 million for the fiscal year 2011, compared to a net income of US$0.2 million in the fiscal year 2010. Non-GAAP1 net income from continuing operations increased by 36.3% year-over-year to US$6.4 million in the fiscal year 2011.

Loss from discontinued operations. Net loss from discontinued operations was US$3.3 million for the fiscal year 2011, compared to net loss of US$2.1 million in the fiscal year 2010. Non-GAAP1 net loss from discontinued operations for the fiscal year 2011 was US$1.2 million, compared to non-GAAP1 net loss of US$0.1 million last year.

Net Income/loss. Net loss was US$3.8 million for the fiscal year 2011, compared to a net loss of US$1.9 million in the fiscal year 2010. Non-GAAP1 net income, increased by 13.2% year-over-year to US$5.2 million for the fiscal year 2011.

Operating Cash Flow. Net operating cash inflow for fiscal year 2011 was US$9.2 million, an increase of 20.2% over the same period last year.

Cash and Cash Equivalents, Term Deposits and Restricted Cash. Cash and cash equivalents, term deposits and restricted cash from continuing operations as of September 30, 2011 increased to US$60.3 million from US$60.2 million as of September 30, 2010.

First Quarter Fiscal 2012 Guidance — Due to the typical seasonality pattern of our business, the fiscal first quarter is normally a weak quarter. As such, CDEL expects to generate total net revenues in the range of US$8.5 million to US$9.0 million for the first quarter of fiscal year 2012 as compared to net revenues of US$7.8 million in the first quarter of fiscal 2011. We expect our fiscal year 2012 annual revenue from continuing operations to be between US$50 million and US$54 million, representing year-over-year growth of 20% to 30%. This represents our current and preliminary view, which is subject to change.

Conference Call

China Distance Education Holdings Limited senior management will host a conference call on Thursday, November 17, 2011 at 8:00 am (Eastern) / 5:00 am (Pacific) / 9:00 pm (Beijing/Hong Kong) to discuss its fourth quarter and fiscal year 2011 financial results and recent business activity. The conference call may be accessed by calling: +1 866 519 4004 (US), 800 930 346 (Hong Kong), 800 819 0121 (China Land-line), 400 620 8038 (China Mobile), or 0 808 234 6646 (UK). The pass code is CDEL.

A telephone replay will be available shortly after the call until November 25, 2011 at +1 866 214 5335 (US), 800 901 596 (Hong Kong), 10 800 714 0386 (China North), 10 800 140 0386 (China South), or 0 800 731 7846 (UK). The pass code is 21357351.

A live webcast of the conference call and replay will be available on the investor relations page of China Distance Education Holdings Limited’s website at: http://ir.cdeledu.com/versions/Financials_en/EarningsAnnouncements_en.html

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education in China focusing on professional education. The courses offered by the Company through its websites are designed to help professionals and other course participants obtain and maintain the skills, licenses and certifications necessary to pursue careers in China in the areas of accounting, law, healthcare, construction engineering, and other industries. The Company also offers online test preparation courses to self-taught learners pursuing higher education diplomas or degrees and to secondary school and college students preparing for various academic and entrance exams. In addition, the Company offers online foreign language courses, offline GaoKao retake courses and offline business start-up training courses.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “potential,” “continue,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “is/are likely to,” “estimate” and similar statements. Among other things, the outlook for the first quarter of the fiscal year 2012 and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and growth strategies; our future prospects and market acceptance of our online and offline courses and other products and services; our future business development and results of operations; projected revenues, profits, earnings and other estimated financial information; projected enrollment numbers; our plans to expand and enhance our online and offline courses and other products and services; competition in the education and test preparation markets; and Chinese laws, regulations and policies, including those applicable to the Internet and Internet content providers, the education and telecommunications industries, mergers and acquisitions, taxation and foreign exchange.

Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the SEC. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Use of Non-GAAP Financial Measures

To supplement the Company’s consolidated financial results presented in accordance with U.S. generally accepted accounting principles, or GAAP, the Company uses the following measures defined as non-GAAP financial measures: non-GAAP net income, operating income, gross profit, cost of sales, selling expenses, general and administrative expenses, net income margin, operating margin, gross profit margin and basic and diluted earnings per ADS and per share. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to comparable GAAP measures” set forth at the end of this release.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses, impairment of property, plant and equipment, and impairment/written off of goodwill, intangible assets and purchased call options for the acquisition of additional equity interest in Zhengbao Yucai and Champion Xinlixiang that may not be indicative of its operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of excluding share-based compensation expenses, impairment of property, plant and equipment, and impairment/written off of goodwill, intangible assets and purchased call options for the acquisition of additional equity interest in Zhengbao Yucai and Champion Xinlixiang from the above-mentioned line items and presenting these non-GAAP measures is that such charges may continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for this limitation by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this release provides more detail on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts:

China Distance Education Holdings Limited Lingling Kong, IR manager Tel: +86-10-8231-9999 ext1805 Email: IR@cdeledu.com	Investor Relations (HK): Mahmoud Siddig, Managing Director Taylor Rafferty Tel: +852 3196 3712 Email: cdel@taylor-rafferty.com

Financial Tables to Follow

China Distance Education Holdings Limited

Consolidated Balance Sheets

(in thousands of US Dollars, except number of shares and per share data)

	September 30, 2010 (Derived from audited)	September 30, 2011 (Unaudited)
Assets:
Current assets:
Cash and cash equivalents	57,305	49,738
Term deposit	—	7,839
Restricted cash	2,906	2,676
Accounts receivable, net of allowance for doubtful accounts of US$2,236 and US$3,190 as of September 30, 2010 and 2011, respectively	4,012	4,661
Inventories	599	363
Prepayment and other current assets	2,039	2,861
Deferred tax assets, current portion	1,016	1,556
Deferred cost	1,596	1,868
Current assets of discontinued operations	4,625	1,532

Total current assets	74,098	73,094

Non-current assets:
Property, plant and equipment, net	8,082	8,586
Goodwill	7,062	7,403
Other intangible assets, net	2,757	2,382
Purchased call options	1,083	—
Deposit for purchase of non-current assets	—	242
Deferred tax assets, non-current portion	173	681
Other non-current assets	744	729
Long-term assets of discontinued operations	1,992	774

Total non-current assets	21,893	20,797

Total assets	95,991	93,891

Liabilities and shareholders’ equity:
Current liabilities:
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$3,174 and US$5,378 as of September 30, 2010 and 2011, respectively)	3,821	6,514
Income tax payable (including income tax payable of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$1,518 and US$2,170 as of September 30, 2010 and 2011, respectively)	1,586	2,329
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$7,545 and US$7,848 as of September 30, 2010 and 2011, respectively)	7,545	7,861
Refundable fees (including refundable fees of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$1,564 and US$2,580 as of September 30, 2010 and 2011, respectively)	1,564	2,580
Current liabilities of discontinued operations (including current liabilities of discontinued operations of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$4,297 and US$1,860 as of September 30, 2010 and 2011, respectively)	4,297	1,860

Total current liabilities	18,813	21,144

Non-current liabilities:
Deferred tax liabilities, non-current portion (including non-current deferred tax liabilities of discontinued operations of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$20 and US$13 as of September 30, 2010 and 2011, respectively)	20	13
Non-current liabilities of discontinued operations (including non-current liabilities of discontinued operations of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$136 and nil as of September 30, 2010 and 2011, respectively)	136	—

Total non-current liabilities	156	13

Total liabilities	18,969	21,157

Equity:
China Distance Education Holdings Limited shareholders’ equity
Ordinary shares (par value of US$0.0001 per share at September 30, 2010 and 2011, respectively; Authorized—480,000,000 shares at September 30, 2010 and 2011; Issued and outstanding—136,932,849 and 127,800,673 shares at September 30, 2010 and 2011, respectively)	14	13
Additional paid-in capital	79,075	78,804
Accumulated other comprehensive income	2,399	4,221
Cumulative deficits	(6,502)	(10,304)

Total China Distance Education Holdings Limited shareholders’ equity	74,986	72,734

Noncontrolling interest- continuing operations	1,123	—
Noncontrolling interest- discontinued operations	913	—

Total equity	77,022	72,734

Total liabilities and equity	95,991	93,891

China Distance Education Holdings Limited

Unaudited Consolidated Statements Of Operations

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Three Months Ended September 30,
	2010	2011

Sales, net of business tax, value-added tax and related surcharges:
Online education services	7,958	9,896
Books and reference materials	1,668	1,290
Others	1,455	1,912

Total net revenues	11,081	13,098

Cost of sales
Cost of services	(3,674)	(5,381)
Cost of tangible goods sold	(1,042)	(951)

Total cost of sales	(4,716)	(6,332)

Gross profit	6,365	6,766

Operating expenses
Selling expenses	(1,606)	(2,450)
General and administrative expenses	(3,670)	(4,935)
Impairment of purchased call option	(162)	—

Total operating expenses	(5,438)	(7,385)
Other operating income	2	4

Operating (loss) income	929	(615)

Interest income	138	326
Exchange loss	(37)	(54)

Income (loss) before income taxes	1,030	(343)
Less: Income tax expense	(1,048)	(823)

Net loss	(18)	(1,166)
Less: Net loss attributable to noncontrolling interest	168	—

Net (loss) income from continuing operations	150	(1,166)

Net loss from discontinued operations, net of tax	(2,206)	(2,958)

Net loss attributable to China Distance Education Holdings Limited	(2,056)	(4,124)

Net loss per share:
Net loss attributable to China Distance Education Holdings Limited shareholders
Basic from continuing operations	0.001	(0.009)
Basic from discontinued operations	(0.016)	(0.023)

Basic	(0.015)	(0.032)

Diluted from continuing operations	0.001	(0.009)
Diluted from discontinued operations	(0.016)	(0.023)

Diluted	(0.015)	(0.032)

Net loss per ADS:
Net loss attributable to China Distance Education Holdings Limited shareholders
Basic from continuing operations	0.004	(0.036)
Basic from discontinued operations	(0.064)	(0.092)

Basic	(0.060)	(0.128)

Diluted from continuing operations	0.004	(0.036)
Diluted from discontinued operations	(0.064)	(0.092)

Diluted	(0.060)	(0.128)

Weighted average shares used in calculating net loss per share:
Basic	137,157,163	128,481,707
Diluted	137,157,163	128,481,707

China Distance Education Holdings Limited

Consolidated Statements Of Operations

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Year Ended September 30,
	2010	2011
	(Derived from audited)	(Unaudited)

Sales, net of business tax, value-added tax and related surcharges:
Online education services	23,982	30,788
Books and reference materials	3,939	4,743
Others	4,658	6,033

Total net revenues	32,579	41,564

Cost of sales
Cost of services	(13,283)	(16,840)
Cost of tangible goods sold	(2,070)	(2,794)

Total cost of sales	(15,353)	(19,634)

Gross profit	17,226	21,930

Operating expenses
Selling expenses	(7,176)	(9,771)
General and administrative expenses	(10,542)	(12,221)
Impairment of purchased call option	(162)	—
Written off of purchased call option	—	(1,115)

Total operating expenses	(17,880)	(23,107)
Other operating income	81	603

Operating loss	(573)	(574)

Interest income	458	883
Exchange loss	(66)	(143)

Income (loss) before income taxes	(181)	166
Less: Income tax expense	(575)	(971)

Net loss	(756)	(805)
Less: Net loss attributable to noncontrolling interest	911	303

Net (loss) income from continuing operations	155	(502)

Net loss from discontinued operations, net of tax	(2,053)	(3,300)

Net loss attributable to China Distance Education Holdings Limited	(1,898)	(3,802)

Net loss per share:
Net loss attributable to China Distance Education Holdings Limited shareholders
Basic from continuing operations	0.001	(0.004)
Basic from discontinued operations	(0.015)	(0.025)

Basic	(0.014)	(0.029)

Diluted from continuing operations	0.001	(0.004)
Diluted from discontinued operations	(0.015)	(0.025)

Diluted	(0.014)	(0.029)

Net loss per ADS:
Net loss attributable to China Distance Education Holdings Limited shareholders
Basic from continuing operations	0.004	(0.015)
Basic from discontinued operations	(0.059)	(0.099)

Basic	(0.055)	(0.114)

Diluted from continuing operations	0.004	(0.015)
Diluted from discontinued operations	(0.059)	(0.099)

Diluted	(0.055)	(0.114)

Weighted average shares used in calculating net loss per share:
Basic	138,232,493	133,571,727
Diluted	138,232,493	133,571,727

China Distance Education Holdings Limited

Unaudited Reconciliation of non-GAAP measures to comparable GAAP measures from continuing operations

(In thousands of US Dollars, except number of shares, per share and per ADS data)

	Three Months Ended September 30
	2010	2011

Cost of sales	4,716	6,332
Share-based compensation expense in cost of sales	538	913
Non-GAAP cost of sales	4,178	5,419

Selling expenses	1,606	2,450
Share-based compensation expense in selling expenses	187	302
Non-GAAP selling expenses	1,419	2,148

General and administrative expenses	3,670	4,935
Share-based compensation expense in general and administrative expenses	563	1,867
Non-GAAP general and administrative expenses	3,107	3,068

Gross profit	6,365	6,766
Share-based compensation expenses	538	913
Non-GAAP gross profit	6,903	7,679

Gross profit margin	57.4%	51.7%
Non-GAAP gross profit margin	62.3%	58.6%

Operating (loss) income	929	(615)
Share-based compensation expenses	1,288	3,082
Impairment of purchased call option	162	—
Non-GAAP operating income	2,379	2,467

Operating margin	8.4%	(4.7%)
Non-GAAP operating margin	21.5%	18.8%

Net (loss) income	150	(1,166)
Share-based compensation expenses	1,288	3,082
Impairment of purchased call option (net, tax effect US$41 and nil for three month ended September 30,2010 and 2011, respectively)	121	—
Non-GAAP net income	1,559	1,916

Net income margin	1.4%	(8.9%)
Non-GAAP net income margin	14.1%	14.6%

Net (loss) income per share—basic	0.001	(0.009)
Net (loss) income per share—diluted	0.001	(0.009)
Non-GAAP net income per share—basic	0.011	0.015
Non-GAAP net income per share—diluted	0.011	0.015

Net (loss) income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.004	(0.036)
Net (loss) income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.004	(0.036)
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.045	0.060
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.045	0.060

Weighted average shares used in calculating basic net (loss) income per share	137,157,163	128,481,707
Weighted average shares used in calculating diluted net (loss) income per share	137,259,596	128,481,707
Weighted average shares used in calculating basic non-GAAP net income per share	137,157,163	128,481,707
Weighted average shares used in calculating diluted non-GAAP net income per share	137,259,596	128,517,815

China Distance Education Holdings Limited

Unaudited Reconciliation of non-GAAP measures to comparable GAAP measures from discontinued operations

(In thousands of US Dollars, except number of shares, per share and per ADS data)

	Three Months Ended September 30
	2010	2011

Net loss	(2,206)	(2,958)
Impairment of property, plant and equipment	—	973
Impairment of goodwill	1,407	758
Impairment of intangible asset (net, tax effect US$68 and US$83 for three months ended September 30, 2010 and 2011, respectively)	206	249
Impairment of purchased call option (net, tax effect US$119 and nil for three months ended September 30, 2010 and 2011, respectively)	358	—
Non-GAAP net loss	(235)	(978)

Net loss per share—basic	(0.016)	(0.023)
Net loss per share—diluted	(0.016)	(0.023)
Non-GAAP net loss per share—basic	(0.002)	(0.008)
Non-GAAP net loss per share—diluted	(0.002)	(0.008)

Net loss per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	(0.064)	(0.092)
Net loss per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	(0.064)	(0.092)
Non-GAAP net loss per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	(0.007)	(0.030)
Non-GAAP net loss per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	(0.007)	(0.030)

Weighted average shares used in calculating basic net loss per share	137,157,163	128,481,707
Weighted average shares used in calculating diluted net loss per share	137,157,163	128,481,707
Weighted average shares used in calculating basic non-GAAP net loss per share	137,157,163	128,481,707
Weighted average shares used in calculating diluted non-GAAP net loss per share	137,157,163	128,481,707

China Distance Education Holdings Limited

Unaudited reconciliation of non-GAAP measures to comparable GAAP measures from continuing operations

(In thousands of US Dollars, except number of shares, per share and per ADS data)

	Year Ended September 30
	2010	2011

Cost of sales	15,353	19,634
Share-based compensation expense in cost of sales	1,787	1,999
Non-GAAP cost of sales	13,566	17,635

Selling expenses	7,176	9,771
Share-based compensation expense in selling expenses	567	678
Non-GAAP selling expenses	6,609	9,093

General and administrative expenses	10,542	12,221
Share-based compensation expense in general and administrative expenses	2,033	3.347
Non-GAAP general and administrative expenses	8,509	8,874

Gross profit	17,226	21,930
Share-based compensation expenses	1,787	1,999
Non-GAAP gross profit	19,013	23,929

Gross profit margin	52.9%	52.8%
Non-GAAP gross profit margin	58.4%	57.6%

Operating loss	(573)	(574)
Share-based compensation expenses	4,387	6,024
Impairment of purchased call option	162	—
Written off of purchased call option	—	1,115
Non-GAAP operating income	3,976	6,565

Operating margin	(1.8%)	(1.4%)
Non-GAAP operating margin	12.2%	15.8%

Net (loss) income	155	(502)
Share-based compensation expenses	4,387	6,024
Impairment of purchased call option (net, tax effect US$41 and nil for three months ended September 30, 2010 and 2011, respectively)	121	—
Written off of purchased call option (net, tax effect nil and US$279 for three months ended September 30, 2010 and 2011, respectively)	—	836
Non-GAAP net income	4,663	6,358

Net income margin	0.5%	(1.2%)
Non-GAAP net income margin	14.3%	15.3%

Net (loss) income per share—basic	0.001	(0.004)
Net (loss) income per share—diluted	0.001	(0.004)
Non-GAAP net income per share—basic	0.034	0.048
Non-GAAP net income per share—diluted	0.034	0.047

Net (loss) income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.004	(0.015)
Net (loss) income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.004	(0.015)
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.135	0.190
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.135	0.189

Weighted average shares used in calculating basic net (loss) income per share	138,232,493	133,571,727
Weighted average shares used in calculating diluted net (loss) income per share	138,363,594	133,571,727
Weighted average shares used in calculating basic non-GAAP net income per share	138,232,493	133,571,727
Weighted average shares used in calculating diluted non-GAAP net income per share	138,363,594	134,342,506

China Distance Education Holdings Limited

Unaudited reconciliation of non-GAAP measures to comparable GAAP measures from discontinued operations

(In thousands of US Dollars, except number of shares, per share and per ADS data)

	Year Ended September 30
	2010	2011

Net loss	(2,053)	(3,300)
Impairment of property, plant and equipment	—	973
Impairment of goodwill	1,407	758
Impairment of intangible asset (net, tax effect US$68 and US$83 for the three months ended September, 2010 and 2011, respectively)	206	249
Impairment of purchased call option (net, tax effect US$119 and nil for three months ended September 30, 2010 and 2011, respectively)	358	—
Written off of purchased call option (net, tax effect nil and US$51 for three months ended September 30, 2010 and 2011, respectively)	—	151
Non-GAAP net loss	(82)	(1,169)

Net loss per share—basic	(0.015)	(0.025)
Net loss per share—diluted	(0.015)	(0.025)
Non-GAAP net loss per share—basic	(0.001)	(0.009)
Non-GAAP net loss per share—diluted	(0.001)	(0.009)

Net loss per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	(0.059)	(0.099)
Net loss per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	(0.059)	(0.099)
Non-GAAP net loss per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	(0.002)	(0.035)
Non-GAAP net loss per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	(0.002)	(0.035)

Weighted average shares used in calculating basic net loss per share	138,232,493	133,571,727
Weighted average shares used in calculating diluted net loss per share	138,232,493	133,571,727
Weighted average shares used in calculating basic non-GAAP net loss per share	138,232,493	133,571,727
Weighted average shares used in calculating diluted non-GAAP net loss per share	138,232,493	133,571,727

Note 1: Each ADS represents four ordinary shares